UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: April 26, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated April 26, 2013.
99.2	Press Release dated April 26, 2013, entitled “CNOOC Limited Announces Key Operational Statistics for the First Quarter of 2013”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2013 (ended 31 March 2013). The comparative statistics for the first quarter of 2012 (ended 31 March 2012) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2013 (ended 31 March 2013). The comparative statistics for the first quarter of 2012 (ended 31 March 2012) are also disclosed in this announcement.

The Company achieved a total net production of 93.6 million barrels of oil equivalent (“BOE”) for the first quarter of 2013, representing an increase of 17.3% year over year (“YoY”), mainly attributable to: firstly, the production contribution from the acquisition of Nexen Inc. (“Nexen”); secondly, in offshore China, production contribution from new projects including Panyu 4-2/5-1 adjustment and Liuhua 4-1, and the resumption of production of Penglai 19-3 field ; thirdly, in overseas, production of Eagle Ford project in the U.S. and Missan oilfields in Iraq continue to increase.

For the first quarter of 2013, the Company made four new discoveries and six successful appraisal wells in offshore China. The Penglai 15-2 structure was proved to be a mid to large size crude oil discovery.

In February 2013, the Company successfully completed the acquisition of Nexen.

The unaudited oil and gas sales revenue of the Company reached approximately RMB55.31 billion for the first quarter of 2013, representing an increase of 13.3% YoY, mainly due to the increase of oil and gas production. During the period, the Company’s average realized oil price decreased 8.7% YoY to US$110.29 per barrel mainly due to the weak performance of the Far East benchmark oil prices. The Company’s average realized gas price was US$5.79 per thousand cubic feet, representing a decrease of 1.5% YoY, mainly due to the lower realized gas price of Nexen.

For the first quarter of 2013, the Company's capital expenditure for exploration, development and production reached approximately RMB14.80 billion, representing an increase of 53.5% YoY.

First Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2013		2012
Crude Oil & Liquids (mmbbls)	Q1	YTD	Q1	YTD
China
Bohai	37.4	37.4	35.5	35.5
Western South China Sea	6.1	6.1	6.1	6.1
Eastern South China Sea	13.8	13.8	11.1	11.1
East China Sea	0.1	0.1	0.13	0.13
Subtotal	57.4	57.4	52.9	52.9
Overseas
Asia	2.3	2.3	1.1	1.1
Oceania	0.2	0.2	0.2	0.2
Africa	6.2	6.2	5.7	5.7
North America	5.1	5.1	1.7	1.7
South America	1.9	1.9	2.2	2.2
Europe	3.5	3.5	—	—
Subtotal	19.0	19.0	10.9	10.9
Subtotal (mmbbls)	76.5	76.5	63.8	63.8

Natural Gas (bcf)
China
Bohai	12.1	12.1	11.4	11.4
Western South China Sea	29.1	29.1	31.4	31.4
Eastern South China Sea	13.9	13.9	10.6	10.6
East China Sea	2.6	2.6	3.2	3.2
Subtotal	57.7	57.7	56.6	56.6
Overseas
Asia	13.3	13.3	16.6	16.6
Oceania	5.8	5.8	4.2	4.2
North America	11.9	11.9	4.1	4.1
South America	11.5	11.5	11.3	11.3
Europe	1.3	1.3	—	—
Subtotal	43.8	43.8	36.2	36.2
Subtotal( bcf)	101.5	101.5	92.8	92.8

Total( mm BOE)	93.6	93.6	79.8	79.8

* Including our interest in equity method investees, which is approximately 3.8 mmboe in Q1 2013 and 4.3 mmboe in Q1 2012.

First Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)*

	RMB (millions)				US$ (millions)
	2013		2012		2013		2012
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude oil and liquids	52,050	52,050	45,842	45,842	8,291	8,291	7,276	7,276
Natural gas	3,260	3,260	2,993	2,993	519	519	475	475
Marketing revenue, net	417	417	40	40	66	66	6	6
Others	452	452	407	407	72	72	65	65
Total	56,179	56,179	49,282	49,282	8,948	8,948	7,822	7,822

Capital Expenditures
Exploration	2,668	2,668	2,626	2,626	425	425	417	417
Development	10,297	10,297	6,130	6,130	1,640	1,640	973	973
Production	1,834	1,834	887	887	292	292	141	141
Total	14,800	14,800	9,642	9,642	2,357	2,357	1,530	1,530

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.2782 has been used for the first quarter of 2013, and an exchange rate of US$1 = RMB6.3003 has been used for the first quarter of 2012, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 26 April 2013

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors WangYilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces Key Operational Statistics
for the First Quarter of 2013

(Hong Kong, April 26, 2013) - CNOOC Limited (the “Company", NYSE: CEO, SEHK: 00883) is pleased to announce its key operational statistics for the first quarter of 2013.

During the quarter, the Company achieved a total net production of 93.6 million barrels of oil equivalent (BOE), representing 17.3% increase year over year (YoY), primarily attributable to the production contribution from the acquisition of Nexen Inc (“Nexen”) , the new oil and gas projects on stream, the resumption of Penglai 19-3 oil field and the overseas projects.

For the first quarter, the Company made four new discoveries and six successful appraisal wells in offshore China. The appraisal confirmed that Penglai 15-2 was a mid to large sized crude oil discovery. In the perspective of overseas development, the Company successfully completed the acquisition of Nexen.

Greatly benefited from the growth in production volume, the unaudited oil and gas sales revenue of the Company reached approximately RMB55.31 billion during the period, representing an increase of 13.3% YoY. In the first quarter, the Company’s average realized oil price decreased 8.7% YoY to US$110.29 per barrel. The Company’s average realized gas price went down 1.5% YoY to US$5.79 per thousand cubic feet, primarily due to the relatively lower realized gas price of Nexen.

During the period, the Company's capital expenditure for exploration, development and production reached approximately RMB14.80 billion, representing an increase of 53.5% YoY.

Mr. Li Fanrong, Chief Executive Officer of the Company commented, “I am very glad to see that the Company had made significant progress in exploration and production for the first quarter, particularly the successful appraisals in Bohai has further strengthened our sustainable development in the future.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com